Insight Enterprises Special Conference Call

June-24-2019

Confirmation #13691035

EXHIBIT 99.1

Insight Enterprises

Special Conference Call

June-24-2019

Confirmation #13691035

Operator:  Good morning and thank you for joining the Insight conference call to discuss the acquisition of PCM. At this time all participants are in a listen-only mode. A question and answer session will follow the formal presentation. If anyone should require operator assistance during the conference please press “*” “0” on your telephone keypad. As a reminder, this conference is being recorded. I will now turn the call over to Ms. Glynis Bryan, CFO. Thank you. Please go ahead.

Glynis Bryan:  Thank you. Welcome everyone and thank you for joining this special conference call.  Today we will be discussing the Company’s intent to acquire PCM, which was announced by press release earlier this morning.  I’m Glynis Bryan, Chief Financial Officer of Insight Enterprises and joining me is Ken Lamneck, President and Chief Executive Officer.

If you do not have a copy of the press release that was posted this morning and filed with the Securities and Exchange Commission on Form 8-K, you will find it on our website at insight.com under our investor relations section.  At the conclusion of the scripted portion of this conference call, we will answer questions from the participants.

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Today’s call, including the slide presentation and the questions and answers portion, is being webcast live and can be accessed via the investor relations section of our website at insight.com.  An archived copy of the conference call will be available approximately two hours after completion of the call and will remain on our website for a limited time.  This conference call and the associated webcast contain time-sensitive information that is accurate only as of today, June 24, 2019.  This call is the property of Insight Enterprises.  Any redistribution, retransmission or rebroadcast of this call in any form without the express written consent of Insight Enterprises is strictly prohibited.

In today’s conference call, we will refer to non-GAAP financial measures as we discuss Insight and PCM’s financial results.  When referring to non-GAAP measures, we will refer to such measures as adjusted.  Non-GAAP measures to be discussed in today’s call include adjusted EBITDA and adjusted earnings from operations.  You will find a reconciliation of these adjusted measures to the applicable actual GAAP results included in the accompanying slide presentation issued earlier today.

Finally, let me remind you about forward-looking statements that will be made on today’s call.  All forward-looking statements that are made in this conference call are subject to risks and uncertainties that could cause the actual results to differ materially.  These risks are discussed in today’s press release and in greater detail in our Annual Report on Form 10-K for the year ended

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December 31, 2018, and our other filings with the SEC.  Insight Enterprises assumes no obligation to update any forward-looking statements.

With that, I will now turn the call over to Ken for opening remarks.

Ken Lamneck:  Thank you, Glynis.  Hello everyone and thank you for joining us today.  As part of today’s conference call, Glynis and I will take you through a slide presentation that provides key highlights of this exciting acquisition and then we will open the line for questions.

First, I want to express how excited I am to announce that the Company has signed a definitive agreement to acquire PCM, a leading multi-vendor provider of technology solutions including hardware, software, and services, to small, medium and large-sized businesses as well as state, local and federal governments and educational institutions.  Insight has agreed to acquire PCM for $35 a share, which implies an enterprise value of $581 million and a premium of 36% to PCM’s 1-month average closing share price and an implied enterprise value-to-last twelve months synergized EBITDA multiple of 4.5x.

We believe that the addition of PCM to our business strengthens our position as a global provider of intelligent technology solutions to clients of all sizes. Through this acquisition, we gain a new opportunity to grow share within our four solution areas by adding clients, additional sales and

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technical resources and complementary services capabilities.  In addition, we expect that the transaction will add significantly top line scale to our business and earnings accretion through higher gross margins and through operating leverage we expect to realize as we bring our two businesses together.

We will now turn to Slide 4.  We believe that the addition of PCM will better position Insight to capitalize on our recent investments in our solution areas and to serve our purpose of building meaningful connections to help businesses run smarter.

Strategically, through this acquisition, we will expand our footprint in North America and the United Kingdom; grow our share with mid-market and corporate clients who value efficient supply chain and are increasingly looking for the business outcomes that we deliver through our solution areas; add complementary services offerings and more than $224 million annually in services sales to Insight’s robust platform, which aligns to our longer-term strategy of increasing valued added solution sales within our portfolio; increase our technical and sales coverage globally, adding more than 2,700 client-facing teammates including 1,100 technical architects, engineers and service delivery teammates to our business, a valuable asset that is difficult to build organically to scale, and through our greater resources and larger client base, we will have strengthened our relationship with strategic partners including leading brands such as Microsoft, HPI, HPE, Apple, Lenovo, Cisco, and Dell/EMC.

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Operationally, Insight has a platform that includes scalable IT and e-commerce systems, smart logistics and procurement processes, and robust digital marketing capabilities, all backed by a culture of continuous process transformation and automation.  When combined with PCM’s unique operational delivery model based out of the Philippines, we believe we can integrate the PCM business quickly and allow for cost synergies along the way.

Financially, we expect that PCM will add more than $2 billion to our top line at gross margins of more than 15%. We expect to achieve annualized cost synergies of $70 million by the end of 2021, with more than half of the synergized realized in the first twelve to eighteen months, as we consolidate IT and delivery systems, real estate, and the operations of the two organizations. In 2020, we expect the transaction to add more than $0.70 in adjusted EPS to our consolidated results excluding deal-related and integration expenses and intangibles amortization expense.

Moving to Slide 5, let me provide an overview of PCM’s business.  PCM is a leading provider of technology solutions, including hardware, software, and services.  Based in El Segundo, California, PCM currently operates across the United States, Canada, and the United Kingdom and they have an internal-facing operations team in the Philippines.  Of the 4,000 total teammates, more than 65% are client-facing in pre-sales, sales, engineering or service delivery roles.

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Through organic initiatives and acquisitions, PCM grew to approximately $2.2 billion in sales in 2018, reflecting a compound annual growth rate of 12% over the past four years.  Over the same period, gross profits grew faster than sales and gross margins in 2018 were north of 15%.  We believe PCM’s strategy for growth, including a solutions-led sales approach, will fit well into our go to market and complementary capabilities provided by both organizations.

Also on this slide, we see the current mix of sales by client and by category.  PCM serves a diverse set of clients across the mid-market, corporate, and the public sector.  From a client mix perspective, 37% of PCM’s 2018 sales were in the U.S. in mid-market, with 12% in the U.S. Public Sector.  The United Kingdom and Canada represent 12% of sales, with the remaining 39% derived from the US Corporate accounts.  Their deep partner relationships with leading brands like Microsoft, HPI, HPE, Apple, Lenovo, Cisco, and Dell/EMC have resulted in net sales mix by category of 75% hardware, 15% Software and 10% Services sales, which aligns well with Insight’s portfolio of sales.

Next, onto Slide 6. PCM’s business mix also aligns well with our Solution Areas.  First, PCM’s broad range of product sales to mid-market and corporate clients plugs in directly to our Supply Chain Optimization solution area.  Second, PCM is expected to add competency to our Connected

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Workforce solution area with services capabilities around end-user support and deployments, service desk, on-site programs, and Microsoft licensing solutions.

In addition, PCM brings technical talent and offerings to our Cloud and Data Center Transformation solution area where they lead with security and cloud consulting.  In complement, Insight’s offerings are expected to bring deep expertise around workforce modernization and mobility, data center transformation, including on-premise and hybrid cloud solutions, and digital solutions, that leverage IOT, and machine learning, to PCM’s business.

Together, we will offer a much broader range of services offerings to our combined clients and have access to deeper technical and engineering skills than either company offers alone.

Next, onto Slide 7. In addition to the opportunities for growth in sales and profitability that I just noted, there are many other unique benefits to bringing the two businesses together.  First, we are excited about the opportunity to bring more scale to our North America business by adding approximately $1.6 billion in net sales with mid-market and corporate clients.

In addition, we expect that PCM will add approximately $260 million in net sales to our Public Sector business, adding net new clients and scale to our business, with strength in software sales to state, local and education clients in the U.S. With PCM’s business, we expect to increase our

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net sales in Canada by about 70% and add new technical and professional services capabilities, along with nearly 300 service delivery teammates in that market. We also expect we will add more than $60 million of net sales to our EMEA business with new hardware, software and services sales to clients in the United Kingdom.

On the teammate front, as a Fortune 50 Top Places to Work in Technology, we believe that our values-based culture creates a great place to work for all teammates, whether client-facing or in our support organizations and that Insight can provide PCM teammates with opportunities for growth and development.  We are excited to welcome the PCM teammates to the Insight family.

Together, we will solidify our position as a market-leading solution provider with global scale and deep technical talent helping clients across the globe run their businesses smarter. Together, we expect that we will drive net sales of more than $9 billion annually at higher gross margins than Insight alone.

We will have more than 7,500 client-facing teammates combined including sales and presales, software development, design and engineering, and implementation and management, a technical pool of talent that we believe will differentiate us in the marketplace compared to our competitors.  Finally, we expect that we will expand deeper into the mid-market and corporate space end markets with substantial opportunity for scale and growth within our solution areas.

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Both Insight and PCM have operated successfully as independent public companies, with each bringing over 30 years of experience in providing leading technology solutions to help clients solve their toughest IT challenges. This combination aligns well to Insight’s strategic, operational and financial priorities around business combinations. Together, this union brings strong synergies and incremental value to our organizations, which we believe will allow us to enhance our value proposition to our clients, partners, teammates, and shareholders.

I will now turn the call over to Glynis who will walk you through some of the financial details of this transaction.  Glynis?

Glynis Bryan:  Thank you, Ken.  Starting on Slide 9, as you know, we have signed a definitive agreement to acquire PCM for $35.00 per share in cash, implying an equity value of $474 million and an enterprise value of $581 million, net of cash and debt acquired.  The share price represents a 36% premium to PCM’s 1-month average closing share price as of Friday, June 21st.

For the twelve months ended March 31, 2019, PCM reported approximately $2.2 billion in net sales and adjusted earnings before interest, taxes, depreciation, amortization, and one-time items of $60 million. The purchase price implies a transaction multiple of 4.5 times, calculated

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as the ratio of enterprise value to PCM’s last twelve months adjusted EBITDA including the $70 million in expected synergies.

Assuming a closing sometime in the second half of 2019, we expect this acquisition to be accretive to earnings in 2020, excluding approximately $25 million in transaction costs, restructuring and integration costs incurred most of which will be incurred in 2019 and excluding acquisition-related intangible amortization expense.

In addition, we expect to achieve our expected annualized run-rate synergies of approximately $70 million by the end of 2021, primarily from efficiencies related to corporate expenses, streamlining sales and service delivery operations, and the effects of combined technology systems and operations.  As Ken noted, we expect to realize more than 50% of these synergies within the first twelve to eighteen months.

We have a strong track record of effective M&A integration, as evidenced by our most recent acquisitions.  As discussed on our last call, we believe we have a disciplined operating model for evaluating acquisition targets and efficiently integrating these businesses post-closing.  As we move towards the closing and integration of PCM, we expect to deploy the same best practices to help us deliver the expected synergies in our financial results and we believe that this transaction will contribute materially to shareholder value in the future.

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We expect to fund the transaction with cash-on-hand and borrowings under a new credit facility.  In anticipation of this transaction and future working capital needs of the business, we expect to consolidate our existing asset-based securitization and revolving credit facilities into a single $1.5 billion asset-based revolving credit facility maturing in 2024.

We anticipate borrowing approximately $620 million at closing, which fits comfortably in our capital structure with resulting leverage at less than 2.5 times trailing twelve months EBITDA of the combined business. In addition, we expect to pay off the acquisition-related indebtedness within three years through strong cash flow generation.  We expect to incur approximately $35 million in incremental interest expense over the first twelve months post-closing, including origination costs associated with the new credit facility and cash interest on borrowings to fund the acquisition.

The transaction is expected to close sometime in the second half of 2019, subject to various customary closing conditions including regulatory approvals and approval from PCM’s shareholders.

Post-closing, consistent with our practice for similar expenses, Insight intends to record certain transactions in accordance with our accounting practices.  These adjustments will relate to the

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income statement presentation of certain service delivery expenses, including movement of certain costs from operating expense to cost of goods sold.  This reclassification will have no impact on net sales or profitability or overall profitability of the PCM business but will have a modest effect on PCM’s reported gross margins.

Moving on to Slide 10. As we look forward, we are excited about the opportunity to realize the value we believe exists within the combined business.  We believe that adding PCM will add immediate scale to Insight’s top line overall and to our services category in particular.  On the gross margin line, the PCM business drives gross margins of more than 15%, which are slightly higher than Insight’s consolidated gross margins exiting 2018 of 14%, due to their mix of sales to corporate and mid-market clients.  We believe there is opportunity to accelerate sales in these markets by leveraging Insight’s digital marketing engine within the PCM sales process.

In addition, we believe there is minimal overlap in the client base between Insight and PCM, which we believe will allow for cross-sell opportunities within the PCM client base across our four solution areas.  In addition to the economic benefits on the top line, we believe this transaction will create significant shareholder value in the future.  We believe the synergized valuation multiple of 4.5x represents a good value for this business.

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We expect there to be about $70 million in synergies by the end of 2021 as we bring the two companies together, with more than 50% to be realized in the first twelve to eighteen months.  And finally, we expect the business to drive material earnings accretion over time and in its first full year as part of our business, we expect it will add more than $0.70 to 2020 Adjusted EPS.

That concludes the slide presentation this morning. At this time Ken and I are happy to answer your questions.

Operator:  Thank you. Ladies and gentlemen, at this time we will be conducting a question and answer session. If you would like to ask a question please press “*” “1” on your telephone keypad. The confirmation tone will indicate your line is in the question queue. You may press “*” “2” if you would like to remove your question from the queue.

For participants using speaker equipment, it may be necessary to pick up your handset before pressing the keys. Our first question comes from the line of Adam Tindle with Raymond James Financial. Please proceed with your question.

Adam Tindle:  Okay. Thanks and good morning. I just wanted to start with some strategic questions. I think prior to today, Ken, the M&A strategy that you had talked about was focused

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on skills, expanding geographic markets and the strategic direction for the company was more on growing services.

I just want to touch on those two points because PCM is going to be the largest acquisition in company history so trying to understand may be why the pivot towards a more scale-based acquisition versus you know stringing together three more Datalink-type acquisitions. And secondly, on the strategic direction on services, this is going to increase the mix of hardware I think you said PCM was 75% hardware and Insight have been focused on moving away from this and growing services so hoping you can also touch on the strategic fit.

Ken Lamneck:  Yeah, thanks, Adam, for that. Yeah, strategically as you know we have been very focused on how do we build out more midmarket play from an account-based point of view as we have been more skewed towards large enterprise clients and that is an area that PCM brings a lot of value to us on, about $1.6 billion of their businesses in midmarket and corporate client.

So basically you are talking corporate we defined as 1000-5000 seats and midmarket as 1000 seats or below. So they really help enable and grow our business which allows a really to take the engine we have built in the four solution areas to extend that to a much broader base of clients which is really important for us as we move more towards into these solution areas. So that strategically was very, very important to us.

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Additionally, it does bring $224 million in services revenue to us but at a gross margin and the scale, play makes sense for us of course as we talked about with the $70 million synergy number of achieving you know this at 4.5 times. This gives us the real ability to scale to move them onto our IT platform which we think we can do very efficiently as we, of course, exhibited through the Datalink acquisition.

And then it also really helps our Canadian business quite a bit. It adds 70% more to their business. It brings us to the number three player collectively in Canada now whereas we were both sort of sub-10 before that so it adds certainly strength there. It gives us Cisco Gold status in Canada and it also provides us a much-needed service delivery capability in Canada as well. So there were a lot of real strategic benefits that really help us with this acquisition.

Glynis Bryan:  And I think also, Adam, the one thing I would add is that it also enables some overall solutions perspective we have a client base in that $1.6 billion of midmarket and corporate that we can sell our four solution areas into so it also gives us access to a broader client base that can benefit from those types of solutions that we bring to market and it’s a client base that we didn’t have a strong presence in previously.

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Ken Lamneck:  And the cash flow, Adam, as you know, is very solid. As Glynis indicated, we expect to pay this back in three years. So I think from all of those perspectives it really was a make sense opportunity for us.

Adam Tindle:  Okay. And maybe just as a follow-up on these synergies, that $70 million number if I’ve got it right it looks like it would be just over 20% of PCM standalone OpEx. So I guess the first question would be talking about how you arrived at that number. It does look like a similar ballpark as the Datalink target which you achieved so maybe just talk about how you arrived at that number and seconds may be just comparing the composition of synergies here to that Datalink deal would also be helpful.

Ken Lamneck:  Yeah, so I will touch on it and then Glynis will certainly add. So certainly you know one of the benefits of public company, of course, is you get immediately to take out a lot of public costs that are very duplicative so those become somewhat of a media and then we really look at at this in detail looking at down literally at the individual levels locations. There’s lots of locations that are duplicative that will take a little bit more time to get those costs out.

When you look at the IT platform PCM has commented that they have got close to 60% of their business onto SAP already. It’s a very close version to which we are running so there’s a lot of duplication around IT that we will also be able to take costs out. So we feel very comfortable with

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that $70 million number and as you indicated, of course, similar to what we did with Datalink and in fact we did exceed, we had commented on about $20 million for Datalink from a synergistic point of view and we actually achieved $25 million within the stated period. So we are comfortable with that number and we think it will add significant value to our shareholders. Glynis, did you want to touch any more on that?

Glynis Bryan:  No, I think that probably summarizes it well. We have opportunities across the board. One of the things that we do when we first start looking at these is we exclude commissions to the salespeople right off the bat. So again seeing that we are going to retain the salespeople and we want them to sell and we want to continue paying them commission so when we look at synergies it’s kind of SG&A number ex-commissions and then that is what we apply our view to with regard to how we can drive what value of synergies can we drive through the remainder of the business and we think there are lots of opportunities for consolidations here in the back office functions as well as in the scale in terms of the service delivery pieces.

Ken Lamneck:  The model is also pretty conservative, Adam, in that we don’t basically assume that we are going to grow revenue in the short term for their business. We don’t expect to lose any revenue but there’s lots of opportunities for us to be able to sell more into the PCM solution areas as required than when we exclude that at this stage.

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Adam Tindle:  Okay. And just to clarify that $70 million number is that a net number or is that a gross number and can you help with how much reinvestment you are assuming?

Glynis Bryan:  It’s a net number so well, net based on what we know today ultimately. The reimbursement is kind of consistent with what their run rate has been so I wouldn’t say that we are going to do anything different from a run rate excluding back-office perspective if you want to think about it that way.

We think that we have some benefits that we will be offering to them that are maybe a little bit more beneficial to the teammates versus what we have and there are some dis-synergies that we factored into that as well to so that net when we talk about this synergy number it is a net savings number that we are anticipating given that couple of areas where we think we will have some increased cost.

Adam Tindle:  Thank you.

Operator:  Thank you. Our next question comes from the line of Matt Sheerin with Stifel. Please proceed with your question.

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Matt Sheerin:  Yes, thanks and good morning. Just following up on Adam’s question regarding the customer base I know you do have large volume customers both on the solutions and the transactional side and I know PCM does as well. But you are saying basically there’s no overlap which is kind of surprising. Is there a geographic difference in terms of where your strengths are versus PCM’s?

Ken Lamneck:  I don’t think there’s--you know, we haven’t been able to see that much from a client point of view at this stage as you can imagine obviously our sense we compete with them every day, I don’t think there’s much different says in geographic. There are certainly some acquisitions they have done that certainly indicate maybe more concentration in certain areas of their business but I don’t think it’s really a geographic play.

Matt, the big difference is that there is some overlap certainly. There’s always going to be some overlap but we think it’s pretty minimal from what we have discussed thus far. But the big difference is as you know we have been very sort of focused on large to enterprise-type clients, fortune sort of 1000 where is their focus really has been much more around that midmarket corporate client which as you know we have been invested in and trying to scale ourselves organically for quite a while. So we think it really adds quite a few number of clients to the portfolio, about $1.6 billion again of their revenue comes from this space.

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So we think certainly will those accounts be assigned to some of our salespeople? Of course, they will but when you look at where things dollars there and profit dollars being generated I think it will skew more heavily towards their business. So we don’t think there’s going to be a tremendous amount of material overlap at the sales rep level for those accounts.

Matt Sheerin:  And on the government side, I know that you have got obviously a lot of strength in software could you just talk about where PCM is going to be complementary to your government both (unintelligible) and federal?

Ken Lamneck:  Yeah. It’s sort of interesting. Certainly, at the Fed level, we are very heavily focused on the software side as you know and may help us complementary on the hardware side in the Fed space. It’s interesting that somewhat the opposite on the sled(SP) side where it sort of opposite where they bring actually more strength on the software side to us there. So that’s going to be complementary as well. So they’ve got a good-sized business there and I think that combination together is really going to scale nicely for us.

Matt Sheerin:  In looking at obviously you have done a lot of work on PCM and I know the company over the years has in and of itself gone through lots of transformations and in looking at the business are there any parts of the business that doesn’t make sense for you? For instance,

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I know they do their own you know public cloud hosting, for instance, so are there other things where there might be opportunities to walk away from some of that business?

Ken Lamneck:  Yea. Matt, you are doing our homework. We definitely are looking at those pieces, that one specifically to see if that really fits well into the portfolio so that will be you know one of the first things that we will look at to see how that might fit within the portfolio.

All of the other pieces that we have looked at seem to be fit very, very nicely into the business but the hosting business is one that we will look at pretty carefully. It’s a relatively small part of the business but it’s an area that we want to see if there’s an opportunity there you know for us to take advantage of or if that’s something that may not be strategically you know fit long-term but we will have to assess that because we don’t know enough about it yet.

Matt Sheerin:  Okay. Thank you. And just lastly could you just talk about the process here? Were there multiple bidders for PCMI? Just talk about how this transpired.

Glynis Bryan:  Matt, I would say that PCM didn’t do a broad-based auction process. It was primarily conversations over the past couple of years that we have had with PCM that kind of culminated ultimately in this transaction. I can’t speak to the specifics of what they did in the background but we have been having a dialogue with them over I guess two years or so in

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different areas and as it culminated kind of late last year going into this year it was primarily around this particular merger and them being very concerned with confidentiality and moving forward. So I would say that we were the forerunner for them primarily because of the relationship between our two CEOs.

Matt Sheerin:  Okay, fair enough. Okay. Thanks so much.

Operator:  Thank you. Our next question comes from the line of Marc Weisenburger with B. Riley. Please proceed with your question.

Marc Weisenburger:  Yeah, good morning. From a cultural and operational perspective can you talk about maybe some of the similarities of both companies and some things that you might feel might help smooth and expedite the integration process?

Ken Lamneck:  Yeah, Marc. So you know from a cultural point of view, an area we certainly look at and you know Frank and I have had a long-term relationship for quite a few years and we think culturally we have certainly the same vision, the same approach to teammates and how we approach our partner base and our client set so we think there will be a lot of similarities, a lot of goodness in that regard in the combination coming together. So we are pretty pleased there.

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Operationally, again as I mentioned, what is critical in these, of course, is the integration becomes so critical for us from an IT systems platform point of view so we are pleased that they’ve got the majority of their business on SAP, it’s very, very close to the same sort of version that we are using so we don’t anticipate that that is going to be an issue but we will be digging into those details. And then we will expeditiously look at how do we bring the rest of the business onto the SAP platform so we are on one platform for them.

So we have good capabilities, good competencies around that. As you know we have done that you know successfully here in the US. We have done that and brought our Canada business onto that platform. We brought our Asia-Pac business onto that platform, we brought Datalink onto that platform, all of the other acquisitions like Cardinal and BlueMetal and so forth all on to that platform so we feel we have you know we don’t ever take it for granted. We feel we have the competency and capabilities and then also bringing the e-commerce engine together as they have a strong e-commerce engine from many of the acquisitions they have done bringing that all together in a seamless fashion, again, a lot of the experience around that.

So we think that is where a lot of the cost synergies will come from you know from us from an advantage point of view and we think we will be able to service collectively our clients and our partners more seamlessly with this combination.

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Marc Weisenburger:  Great. Thank you very much. That is all I have this morning.

Operator:  Thank you. As a reminder, ladies and gentlemen to ask a question at this time please press “*” “1” on your telephone keypad. Please hold while we poll for any additional questions.

Ladies and gentlemen, it appears we have no additional questions at this time so this does conclude our question and answer session and this does conclude today’s teleconference. We thank you for your participation and you may disconnect your lines at this time.